UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about the monetary update of shareholder remuneration related to 3Q24
—

Rio de Janeiro, March 13, 2025 – Petróleo Brasileiro S.A. – Petrobras, following up on the Material Facts/Communications published on 11/07/2024 and 12/10/2024, informs that it will pay on 03/20/2025 the second installment of shareholder remuneration relating to the balance sheet of September 30, 2024, based on the shareholder position of 12/23/2024.

This second installment will be paid in the form of interest on capital and dividends, with the gross amounts per share adjusted by the Selic rate from 12/31/2024 to 03/20/2025, according to the interest rate adjustment calculation, as listed below:

Income tax will be levied on the amount corresponding to the interest on capital and monetary restatement, in accordance with current legislation.

Credit instructions

The payment will be made by Banco Bradesco S.A. (Bradesco), institution depositary of book-entry shares. All shareholders, who have their registration duly updated, will have their rights automatically credited to their bank accounts today. More information can be obtained through any Bradesco branch or by calling 0800-7011616.

For shareholders with custody in B3, the payment will be done by deposit brokers.

For holders of American Depositary Receipts (ADRs) negotiated on the New York Stock Exchange (NYSE), the payment will be made as of March 27, 2025 by JP Morgan Chase, depositary bank of ADRs. Information and clarifications may be obtained at www.adr.com.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Tel.: 55 (21) 3224-1510/9947

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer